Exhibit 99.1
For Immediate Release
Oakville, Ontario, March 6, 2006, for immediate release - Bennett Environmental (“BEI”) announces today that the Company, after consultation with its auditors KPMG, LLP and approval of its Board of Directors will restate its previously year end December 31, 2003 and 2004 annual consolidated financial statements and related interim financial statements from those periods.
The restatement affects the allocation of revenue between 2003 and 2004.
In a review of its comparative financial statements for the year ended December 31, 2004, as part of the 2005 year end audit procedures, the Company determined that there has been a misallocation of revenue between 2003 and 2004 because of a misapplication of the percentage-of-completion method as it related to the Saglek contract. Revenue, for the year ended December 31, 2003, was overstated by less than 10% of previously reported revenue and revenue for the year ended December 31, 2004 was understated by approximately the same amount.
Included in accounts receivable for the year ended December 31, 2004 and subsequent quarter end periods, is a claim amount that is currently in dispute with the customer of the Saglek project. The Company recorded revenue, for these claims, at the expected settlement amounts based on advice of independent engineering consultants, who were engaged to assess both the entitlement and quantum of this claim. In the event there is any difference between the final settlement and the currently recorded amount, it will be recorded in earnings in the year of the settlement
As the restatement affects the 2004 comparative financial statements, the Company will be postponing the release of it’s fourth quarter 2005 financial results and related conference call (originally scheduled for March 8, 2006 at 2:00 pm) until such restatement has been finalized.
The Company is working closely with its auditor and has a goal to have the restated financial statements for those periods, along with the 2005 consolidated fourth quarter and annual financial statements finalized by March 31, 2006 or as soon as is practical thereafter. Because of this restatement the Company is warning financial statement users that the previously filed consolidated financial statements for the year ended December 31, 2003 and December 31, 2004 should not be relied upon.
Forward-Looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “has a goal,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that

Bennett Environmental will not be able to deliver increased shareholder value for whatever reason; effectively control its operating expenses in future periods; uncertainty regarding Bennett Environmental’s ability to attract and retain qualified personnel at all levels, particularly senior management; uncertainty as to whether the financial statements will be reviewed and audited in a timely manner; the risk that Bennett Environmental’s current or future management team will not be able to effectively execute on its strategic initiatives or current financial plans; and the risks outlined in Bennett Environmental’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of its annual report filed on Form 40-F. Bennett Environmental does not undertake any obligation to update this forward-looking information, except as required under applicable law.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO, 905 339 1540 ext 202.